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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                                  ------------

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                              THERATX, INCORPORATED
                            (Name of Subject Company)

                              THERATX, INCORPORATED
                      (Name of Person(s) Filing Statement)

  Common Stock, Par Value $.001 Per Share (and Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                             _______883384109______
                      (CUSIP Number of Class of Securities)

                                 JOHN A. BARDIS
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                              THERATX, INCORPORATED
                        1105 Sanctuary Parkway, Suite 100
                              Alpharetta, GA 30201
                                 (770) 569-1840
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000



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         TheraTx,  Incorporated, a Delaware corporation (the "Company"),  hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on February 14, 1997, as amended by Amendment No. 1 on February 24, 1997, and as amended by Amendment No. 2 on February 28, 1997, with respect to the tender offer of Vencor, Inc., a Delaware corporation ("Vencor") and its wholly owned subsidiary, Peach Acquisition Corp., a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, $.001 par value per share (the "Common Stock") of the Company (and the associated Preferred Share Purchase Rights).

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-9.

Item 3. Identity and Background.

         (b)      (ii)  The Merger Agreement


         Treatment of Options. The Company, Vencor and Purchaser executed Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 28, 1997 (the "Merger Amendment") amending the Merger Agreement. The Merger Amendment amends the Merger Agreement to provide that at the Effective Time, the Options held by (1) John A. Bardis, Bret W. Jorgensen, Donald R.
Myll, Louis E. Hallman, III, Laura E. Cayce, Jonathan H. Glenn, Craig A. Reamsnyder and B. Wayne Clark, (2) any individual who holds, in the aggregate, Options to purchase no more than 1,500 Shares and (3) such other individuals who the Company and Vencor mutually agree shall be subject to such treatment, shall have their Options canceled and the holder thereof shall be entitled to a cash payment equal to the product of (x) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share subject to such Option and (y) the number of Shares issuable pursuant to the unexercised portion of such Option, less any required withholding of taxes.

         The Merger Amendment further provides that, at the Effective Time, except for any Options referred to above, each outstanding Option shall be converted into an option (a "Replacement Option") to acquire, on the same terms and conditions as were applicable under such Option, a number of shares of Vencor Common Stock equal to (a) the number of Shares subject to the Option, multiplied by (b)(i) the Merger Consideration, divided by (ii) the average price of Vencor Common Stock on the trading day immediately prior to the Effective Time, at an exercise price per share equal to (y) the aggregate exercise price for the Shares which were purchasable pursuant to such Option divided by (z) the number of shares of Vencor Common Stock subject to such Replacement Option.

         The foregoing description of the Merger Amendment is qualified in its entirety by the text of the Merger Amendment, which has been filed as Exhibit 9 to this Amendment and is incorporated herein by reference.



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         Covenants.  The  Company  has entered  into  amendments  to the Warrant agreements with each of the holders of the outstanding Warrants to provide that, upon a merger of the Company, the holders of the Warrants will be entitled to receive the number of shares, securities or other property that they would have received if the Warrant had been exercised immediately prior to such merger. The Warrant Reclassification will therefore be unnecessary.

Item 4. The Solicitation or Recommendation.

         (b)      Background

         On February 28, 1997, the Board of Directors held a meeting to consider the proposed amendment to the Merger Agreement regarding the treatment of the Options in the Merger. The Board of Directors approved the form of amendment to the Merger Agreement and authorized the authorized officers of the Company to execute the Merger Amendment.

         On February 28, 1997, the Company, Vencor and the Purchaser entered into the Merger Amendment amending the Merger Agreement. The Merger Amendment is more fully described above in Item 3 and is qualified in its entirety by the text of the Merger Amendment, which has been filed as Exhibit 9 to this Amendment and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

Exhibit 9 Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 28, 1997, among TheraTx, Incorporated, Vencor, Inc.
               and Peach Acquisition Corp.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                   THERATX, INCORPORATED



Dated: March 3, 1997                      /s/ Jonathan H. Glenn
                                   ----------------------------
                                   Name:     Jonathan H. Glenn
                                   Title:    Vice President, General
                                   Counsel and Secretary